Exhibit 99.94

CORPORATE UPDATE:
FILING OF TECHNICAL REPORT
CHANGE OF AUDITORS

For Immediate Release	October 29, 2010

Rio Alto Mining Limited (the “Company”) (TSXV & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that Coffey Mining Pty. Ltd., the Company’s independent engineers, have completed the Technical Report that was referred to in the Company’s news release of September 15, 2010 in respect of updated reserve and resource estimates and financial estimates for the Company’s La Arena Project located in north central Peru. A copy of this Technical Report is available under the Company’s SEDAR profile at www.sedar.com.

The Company is also pleased to announce that it has appointed Grant Thornton LLP, Chartered Accountants, as auditor of the Company effective October 26, 2010. The resignation of the Company’s former auditor, Davidson & Company LLP, was accepted by the Company on October 26, 2010.

Rio Alto would also like to remind holders of warrants convertible into one common share in the capital of the Company upon payment of $1.30 that those warrants expire on December 31, 2010.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or the Company’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Anthony Hawkshaw
 Chief Financial Officer

FOR FURTHER INFORMATION, CONTACT:

Anthony Hawkshaw, CFO & Director	Alejandra Gomez, Investor Relations
Phone: +1 604 628 1401	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com
Web: www.rioaltomining.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts the responsibility for the adequacy or accuracy of this release.